# PEI Global Partners LLC f/k/a Tokensoft Global Markets, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
September 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden |
| hours per response: 12 |

| SEC FILE NUMER |
| --- |
| 8- 70159 |

# ANNUAL
# REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING    10/01/22    AND ENDING    09/30/23

                               MM/DD/YY                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:    **PEI Global Partners LLC f/k/a Tokensoft Global Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**777 Third Avenue**

                                    (No. and Street)

| New York | NY | 10017 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kathy Sipinick | (212) 897-1686 | kefrem@integrated.solutions |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**YSL & Associates**

                      (Name – if individual, state last, first, and middle name)

| 11 Broadway, Suite 700 | New York | NY | 10004 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 06/06/06 | | 2269 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, <u>Benjamin Gray</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>PEI Global Partners LLC f/k/a Tokensoft Global Markets, LLC</u> as of <u>09/30/23</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

## CEO/CCO

Title



Notary Public

**This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ────────────────────────────────

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PEI Global Partners LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PEI Global Partners LLC (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC*

We have served as PEI Global Partners LLC's auditor since 2019.

New York, NY

December 27, 2023

**PEI Global Partners LLC f/k/a Tokensoft Global Markets, LLC**

**Statement of Financial Condition**
September 30, 2023

| | |
|---|---:|
| **Assets** | |
| Cash | $ 359,689 |
| Prepaid expense and other assets | 14,364 |
| Total assets | $ 374,053 |
| | |
| **Liabilities and Member's Equity** | |
| Liabilities | $ 166,902 |
| Member's equity | 207,151 |
| Total liabilities and member's equity | $ 374,053 |

The accompanying notes are an integral part of this financial statement.

1.  **Organization and Business**

    PEI Global Partners LLC f/k/a Tokensoft Global Markets, LLC, (the "Company"), is a limited liability company organized under the laws of the state of New York on February 27, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's operations consist of private placements of securities and investment banking activities.

2.  **Summary of Significant Accounting Policies**

    **Basis of Presentation**
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    **Revenue Recognition**
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    Fees receivable and Contract Balances
    Fees receivable include private placement fees, advisory fees and commissions due from clients. Fees receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

    The Company did not have any contract assets or liabilities at October 1, 2022. The company has no contract assets but has contract liabilities of $160,000 at September 30, 2023.

2.    **Summary of Significant Accounting Policies (continued)**

**Cash**

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Income Taxes**

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At September 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

**Allowance for Credit Losses**

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The Company did not have any accounts receivable impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

3.    **Transactions with Related Parties**

The Company maintains an Expense Sharing Agreement ("ESA") with its Parent, whereby the Parent provides office and administrative services, payroll and professional services to the Company. The ESA has a term of one year and automatically renews annually, unless terminated or modified by written notice.

The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate Holdings for any or all costs that they have paid on behalf of the Company and accordingly, these costs have not been recorded on the books of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

During the audit year, the Company reimbursed the Parent $71,969 transaction expenses.

**PEI Global Partners LLC f/k/a Tokensoft Global Markets, LLC**

**Notes to Statement of Financial Condition**
**September 30, 2023**

### 4. Concentration

Two customers comprised 83% of total revenue for the year ended September 30, 2023.

### 5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2023, the Company had net capital of $192,787 which exceeded the required net capital by $181,660.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

### 6. Contingency

The Company was the subject of an arbitration claim whereby the former employer of several of the Company's registered representatives was seeking damages for the individuals joining the Company and thus damaging the former employer. In October 2023, the arbitrators have determined that the company is not liable for the claim.

### 7. Subsequent Events

Management of the Company has evaluated events or transactions that have occurred since September 30, 2023. The Company made a distribution in the amounts of $1,525,000.